# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silexion Therapeutics Corp, CIK 0002022416
CUSIP: G1281K130
Title of class of securities: Ordinary Shares, par value $0.0135 per share
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 07/30/2026
Filed by CIK 0001849192
Persons authorized to receive notices and communications: Ross David Carmel, Esq., 1185 Avenue of the Americas, 26th floor, New York, New York (NY), 10036, 646-838-1310; Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 26th floor, New York, New York (NY), 10036, 646-838-1310

## Reporting persons
- Moringa Sponsor, LP (CIK 0001849192): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,391,790; shared voting power 0; sole dispositive power 1,391,790; shared dispositive power 0; aggregate amount beneficially owned 1,391,790 (25% of the class)
  Comment: The number reported in rows 7, 9, and 11 consists of (i) 697 ordinary shares, (ii) 37 ordinary shares underlying warrants, (iii) 45,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, (iv) 92,500 ordinary shares that the Issuer reported as issued on May 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, and (v) 60,819 ordinary shares that the Issuer reported as issued on June 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, (vi) 12,891 ordinary shares that the Issuer reported as issued on July 30, 2026 upon conversion of $29,072 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, (vii) 11,195 ordinary shares that the Issuer reported as issued on July 31, 2026, upon conversion of $19,187 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, (viii) 14,840 ordinary shares that the Issuer reported as issued on August 5, 2026 upon conversion of $32,508 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, and (ix) 1,153,848 ordinary shares that the Issuer reported as issued on August 12, 2026 upon conversion of $750,001 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024. The Reporting Person expressly disputes the validity of the issuance of the 45,000 ordinary shares, 92,500 ordinary shares, 60,819 ordinary shares, 12,891 ordinary shares, 11,195 ordinary shares, 14,840 ordinary shares, and 1,153,848 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (i) and (ii) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025 and a 1-for-10 reverse share split of the Issuer's issued and outstanding ordinary shares on May 28, 2026. The percentage reported in row 13 has been calculated based on 1,877,696 ordinary shares of the Issuer outstanding, as reported in the Issuer's Registration Statement on Form S-3 filed by the Issuer with the SEC on June 12, 2026, as adjusted to include the 37 ordinary shares underlying the warrants held by the Reporting Person as outstanding, in accordance with the SEC's beneficial ownership rules.
- Moringa Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,391,827; sole dispositive power 0; shared dispositive power 1,391,827; aggregate amount beneficially owned 1,391,827 (10.6% of the class)
  Comment: The number reported in rows 8, 10, and 11 consists of (A) (i) 697 ordinary shares, (ii) 37 ordinary shares underlying warrants, (iii) 45,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (iv) 92,500 ordinary shares that the Issuer reported as issued on May 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, and (v) 60,819 ordinary shares that the Issuer reported as issued on June 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (vi) 12,891 ordinary shares that the Issuer reported as issued on July 30, 2026, upon conversion of $29,072 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (vii) 11,195 ordinary shares that the Issuer reported as issued on July 31, 2026, upon conversion of $19,187 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (viii) 14,840 ordinary shares that the Issuer reported as issued on August 5, 2026 upon conversion of $32,508 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (ix) 1,153,848 ordinary shares that the Issuer reported as issued on August 12, 2026, upon conversion of $750,001 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (B) 1,482 ordinary shares held by Greenstar, L.P. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 45,000 ordinary shares, 92,500 ordinary shares, 60,819 ordinary shares, 12,891 ordinary shares, 11,195 ordinary shares, 14,840 ordinary shares, and 1,153,848 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (A)(i), (A)(ii) and (B) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025 and a 1-for-10 reverse share split of the Issuer's issued and outstanding ordinary shares on May 28, 2026. The Reporting Person serves as the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P. The percentage reported in row 13 has been calculated based on 1,877,696 ordinary shares of the Issuer outstanding, as reported in the Issuer's Registration Statement on Form S-3 filed by the Issuer with the SEC on June 12, 2026, as adjusted to include the 37 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC's beneficial ownership rules.
- Ilan Levin (CIK 0001849189): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,391,827; sole dispositive power 0; shared dispositive power 1,391,827; aggregate amount beneficially owned 1,391,827 (10.6% of the class)
  Comment: The number reported in rows 8, 10, and 11 consists of (A) (i) 697 ordinary shares, (ii) 37 ordinary shares underlying warrants, (iii) 45,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (iv) 92,500 ordinary shares that the Issuer reported as issued on May 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, and (v) 60,819 ordinary shares that the Issuer reported as issued on June 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (vi) 12,891 ordinary shares that the Issuer reported as issued on July 30, 2026 upon conversion of $29,072 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (vii) 11,195 ordinary shares that the Issuer reported as issued on July 31, 2026, upon conversion of $19,187 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, (viii) 14,840 ordinary shares that the Issuer reported as issued on August 5, 2026, upon conversion of $32,508 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (ix) 1,153,848 ordinary shares that the Issuer reported as issued on August 12, 2026 upon conversion of $750,001 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (B) 1,482 ordinary shares held by Greenstar, L.P. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 45,000 ordinary shares, 92,500 ordinary shares, 60,819 ordinary shares, 12,891 ordinary shares, 11,195 ordinary shares, 14,840 ordinary shares, and 1,153,848 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (A)(i), (A)(ii) and (B) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025 and a 1-for-10 reverse share split of the Issuer's issued and outstanding ordinary shares on May 28, 2026. The Reporting Person owns all of the equity interests, and serve as the sole director, of Moringa Partners Ltd., the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P., which hold the ordinary shares reported herein, and therefore possesses shared voting and investment authority with respect to those shares. The percentage reported in row 13 has been calculated based on 1,877,696 ordinary shares of the Issuer outstanding, as reported in the Issuer's Registration Statement on Form S-3 filed by the Issuer with the SEC on June 12, 2026, as adjusted to include the 37 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC's beneficial ownership rules.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0135 per share
Name of issuer: Silexion Therapeutics Corp
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat Gan, Israel (L3), 5250606
Comment: Except as set forth in this Amendment No. 4 (this "Amendment 4"), Amendment 2 to the Schedule 13D was filed on May 29, 2026 ("Amendment 2"), Amendment 3 to the Schedule 13D was filed on June 23, 2026 ("Amendment 3"), Amendment 1 to Schedule 13D ("Amendment 1") that was filed on September 23, 2025 and the initial Schedule 13D (the "Original 13D") that was filed on August 22, 2024, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Amendment 2, Amendment 1 and Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Amendment is qualified in its entirety by the provisions of such Exhibits. The Reporting Persons are filing this Amendment out of an abundance of caution to report the 45,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued to Moringa Sponsor, LP on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, 92,500 ordinary shares that the Issuer reported as issued on May 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024 and 60,819 ordinary shares that the Issuer reported as issued on June 14, 2026 of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024. On July 30, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $29,072 of the outstanding amount under the Note into 12,891 ordinary shares at $2.2553 per share in connection with an at-the-market offering. On July 31, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $19,187 of the outstanding amount under the Note into 11,195 ordinary shares at $1.714 per share in connection with an at-the-market offering. On August 5, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $32,508 of the outstanding amount under the Note into 14,840 ordinary shares at $2.19 per share in connection with an at-the-market offering. On August 12, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $750,001 of the outstanding amount under the Note into 1,153,848 ordinary shares at $0.65 per share in connection with a public offering. Moringa Sponsor, LP expressly disputes the validity of each of these conversions and does not concede beneficial ownership of the shares purportedly issued thereunder. On June 22, 2026, Moringa Sponsor, LP filed a claim against Silexion Therapeutics Corp and two of its senior officers (the "Claim"), alleging deliberate and systematic breaches of the Amended and Restated Promissory Note, dated August 15, 2024 (the "Note"). In the Claim, Moringa Sponsor, LP seeks, among other things, a declaration that the purported conversions under the Note are void, a determination that an Event of Default has occurred entitling it to immediate repayment of the entire outstanding debt, and, in the alternative, an order correcting the conversions and awarding damages. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 45,000 ordinary shares, 92,500 ordinary shares and the 60,819 ordinary shares reported herein and does not concede beneficial ownership of such shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 15, 2025, Silexion Therapeutics Corp, a Cayman Islands exempted company ("Silexion" or the "Issuer") issued 45,000 ordinary shares, par value $0.0135 per share, of Silexion, to Moringa Sponsor, LP (the "Sponsor") upon conversion by Silexion of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, in an original principal amount of $3.4 million, issued by Silexion to the Sponsor. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 45,000 ordinary shares reported herein and does not concede beneficial ownership of such shares. On May 14, 2026, Silexion issued 92,500 ordinary shares, par value $0.0135 per share, of Silexion to the Sponsor upon conversion by Silexion of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, in an original principal amount of $3.4 million, issued by Silexion to the Sponsor. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 92,500 ordinary shares reported herein and does not concede beneficial ownership of such shares. On June 14, 2026, Silexion issued 60,819 ordinary shares, par value $0.0135 per share, of Silexion to the Sponsor upon conversion by Silexion of an aggregate of $0.4 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, in an original principal amount of $3.4 million, issued by Silexion to the Sponsor. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 60,819 ordinary shares reported herein and does not concede beneficial ownership of such shares.

On July 30, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $29,072 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, into 12,891 ordinary shares, par value $0.0135 per share, of Silexion at a price of $2.2553 per share in connection with an at-the-market offering. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 12,891 ordinary shares reported herein and does not concede beneficial ownership of such shares.

On July 31, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $19,187 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, into 11,195 ordinary shares, par value $0.0135 per share, of Silexion at a price of $1.714 per share in connection with an at-the-market offering. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 11,195 ordinary shares reported herein and does not concede beneficial ownership of such shares.

On August 5, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $32,508 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, into 14,840 ordinary shares, par value $0.0135 per share, of Silexion at a price of $2.19 per share in connection with an at-the-market offering. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 14,840 ordinary shares reported herein and does not concede beneficial ownership of such shares.

On August 12, 2026, Silexion delivered a Conversion/Equity Repayment Notification purporting to convert $750,001 of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, into 1,153,848 ordinary shares, par value $0.0135 per share, of Silexion at a price of $0.65 per share in connection with a public offering. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 1,153,848 ordinary shares reported herein and does not concede beneficial ownership of such shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in Item 3 is incorporated by reference in its entirety into this Item 4. On June 22, 2026, Moringa Sponsor, LP filed a claim against Silexion Therapeutics Corp and two of its senior officers (the "Claim"), alleging deliberate and systematic breaches of the Amended and Restated Promissory Note, dated August 15, 2024 (the "Note"). In the Claim, Moringa Sponsor, LP alleges, among other things, that Silexion breached the conditions governing conversion of indebtedness under the Note, including by failing to use the correct share price for conversions, failing to provide the required prior notice, effecting conversions below the minimum amount, and failing to deliver the shares within the required timeframe. Moringa Sponsor, LP seeks a declaration that the purported conversions are void, a determination that an Event of Default has occurred entitling it to immediate repayment of the entire outstanding debt, and, in the alternative, an order correcting the conversions and awarding damages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person's pecuniary interest therein. The Reporting Persons are filing this Amendment out of an abundance of caution. The Reporting Persons expressly dispute the validity of the issuance of the 45,000 ordinary shares, 92,500 ordinary shares, 60,819 ordinary shares, 12,891 ordinary shares, 11,195 ordinary shares, 14,840 ordinary shares, and 1,153,848 ordinary shares reported herein and does not concede beneficial ownership of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: On August 7, 2025, Moringa Sponsor, LP transferred (i) 5,550 ordinary shares and (ii) 126,250 warrants to purchase ordinary shares (each prior to the 1-for-9 1-for-15 and 1-for-10 reverse share splits effected by the Company) (collectively, the "Shares and Warrants"), to certain limited partners of Moringa Sponsor, LP (the "Transferees"). The Shares and Warrants were distributed to the Transferees in proportion to their respective pro rata interests in the equity of Moringa Sponsor, LP. No consideration was paid or otherwise provided by the Transferees to Moringa Sponsor, LP in connection with the transfers. Other than as described elsewhere in this Amendment, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 3 is incorporated by reference in its entirety into this Item 6. The Amended and Restated Promissory Note, dated August 15, 2024 and filed as an exhibit to the Original 13D, is expressly incorporated herein by reference. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Moringa Sponsor, LP with the SEC on August 22, 2024). Exhibit 2 -- Amended and Restated Registration Rights and Lock-Up Agreement, dated August 14, 2024 and effective as of the Closing Date, by and among Silexion Therapeutics Corp (formerly known as Biomotion Sciences), Moringa Acquisition Corp, Moringa Sponsor, L.P., the distributees of Sponsor Investment Shares that were issuable to Moringa Sponsor, L.P., EarlyBirdCapital, Inc., certain of Silexion Therapeutics Ltd.'s pre-Business Combination shareholders and Greenstar, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024). Exhibit 3 -- Amended and Restated Promissory Note, dated August 15, 2024, issued by Silexion Therapeutics Corp (formerly known as Biomotion Sciences) to Moringa Sponsor, L.P (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024).

## Signatures
- Moringa Sponsor, LP: /s/ Ilan Levin, Ilan Levin / Director of Moringa Partners Ltd., the sole General Partner of Moringa Sponsor, LP (08/19/2026)
- Moringa Partners Ltd: /s/ Ilan Levin, Ilan Levin / Director (08/19/2026)
- Ilan Levin: /s/ Ilan Levin, Ilan Levin (08/19/2026)